

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 12, 2010

Mr. David Suleski
Chief Financial Officer
Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

> **Re:** **Atna Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Response Letter Dated March 4, 2010**
> **File No. 000-29336**

Dear Mr. Suleski:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1. We note that in your March 4, 2010 response letter you present as our comments of February 24, 2010 only a portion of comments one through five. If you choose to reprint our comments in your response letter, we would prefer that you include the full text of each comment. If there are aspects of the comments that you are unable to address, please clarify this in your reply. If you do not include the full text of each comment, include an explanation of why you are responding to only a portion of the comment and indicate when you will address the remaining part.

Note 2 – Accounting Policies, page 10

2. We have read your response to prior comment 4, offering clarification of your mineral exploration and development cost accounting policy, indicating that you believe your practice is consistent with U.S. GAAP. However, in your proposed

disclosure you continue to explain that exploratory drilling and related costs are capitalized under some circumstances. If you have appropriately characterized the costs as exploratory, consistent with the definition in Industry Guide 7, these would be expensed under U.S. GAAP. If the costs are developmental, also consistent with the definition in Industry Guide 7, these would be capitalized under U.S. GAAP, and we would expect your description to coincide.

Given your proposed disclosure, it remains unclear how the distinction that you are making is consistent with this guidance. For example, you state that you are capitalizing costs of activities "…directed at obtaining greater definition of an ore body that is classified as proven and probable reserves," but then indicate this may include costs of "previous drill programs" and studies "confirming potential economic viability of the resource; and preliminary estimates of resources…." We do not see adequate correlation between these activities and those that would be designed and intended to achieve greater information about proven and probable reserves already established. We reissue prior comment 4.

3.   We note your response to prior comment 5, asserting that you will be using only proven and probable reserves in your DD&A computations. Please submit the disclosure that you propose to clarify this matter, also identifying the reserve unit of measurement and specifying whether production and the reserve base utilized in the computation correspond to in-place or recoverable quantities.

Closing Comments

         Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                            Sincerely,

                                                            Karl Hiller
                                                            Branch Chief